================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 11-K
                                  ANNUAL REPORT

                                   ----------

                           Pursuant to Section 15 (d)

                     of the Securities Exchange Act of 1934

                      for the year ended December 31, 1997

                         TRUMP TAJ MAHAL HOTEL & CASINO SAVINGS PLAN
                            (Full title of the Plan)

                      TRUMP HOTELS AND CASINO RESORTS, INC.
          (Name of Issuer of the securities held pursuant to the Plan)

                                 2500 Boardwalk
                         Atlantic City, New Jersey 08401
                     (Address of principal executive office)

================================================================================

                   TRUMP TAJ MAHAL HOTEL & CASINO SAVINGS PLAN

        (FORMERLY TRUMP TAJ MAHAL CASINO RESORT RETIREMENT SAVINGS PLAN)

              FINANCIAL STATEMENTS AS OF DECEMBER 31, 1997 AND 1996

                                  TOGETHER WITH

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                   TRUMP TAJ MAHAL HOTEL & CASINO SAVINGS PLAN

        (formerly Trump Taj Mahal Casino Resort Retirement Savings Plan)

                           DECEMBER 31, 1997 AND 1996

                                      INDEX

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS:

     Statements of Net Assets Applicable to Participants' Equity as of December 31, 1997 And 1996

     Statement of Changes in Net Assets Applicable to Participants' Equity for the Year Ended December 31, 1997

  Notes to Financial Statements

SUPPLEMENTAL SCHEDULES:

 I -- Item 27a - Schedule of Assets Held for Investment Purposes as of December
                 31, 1997

II -- Item 27d - Schedule of Reportable Transactions for the Year Ended December
                 31, 1997

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Benefits Committee of the

           Trump Taj Mahal Hotel & Casino Savings Plan:

We have audited the accompanying statements of net assets applicable to participants' equity of the Trump Taj Mahal Hotel & Casino Savings Plan (formerly Trump Taj Mahal Casino Resort Retirement Savings Plan) (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets applicable to participants' equity for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity as of December 31, 1997 and 1996, and the changes in net assets applicable to participants' equity for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets applicable to participants' equity and the statement of changes in net assets applicable to participants' equity is presented for purposes of additional analysis rather than to present the net assets applicable to participants' equity and the changes in net assets applicable to participants' equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP

Roseland, New Jersey
June 29, 1998

                   TRUMP TAJ MAHAL HOTEL & CASINO SAVINGS PLAN

        (formerly Trump Taj Mahal Casino Resort Retirement Savings Plan)

           STATEMENTS OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY

                        AS OF DECEMBER 31, 1997 AND 1996

                                                                    1997           1996
                                                                 ----------     -----------
ASSETS:
  Investments at market value (Notes 1 and 3)-
   Pacific Fund                                                  $3,808,773     $5,121,362
   Federal Securities Fund                                        2,672,806      2,652,277
   Capital Fund                                                   8,025,505      7,007,725
   Basic Value Fund                                               8,792,558      6,662,864
   Growth Fund                                                    4,114,370      2,333,103
   Global Allocation Fund                                           608,647        466,636
   Templeton Foreign Fund                                           404,324              0
   MFS Emerging Growth Fund                                         714,049              0
   Davis New York Venture Fund                                    1,773,646              0
   Delaware Trend Fund                                            1,285,887        923,481
   Trump Hotels And Casino Resorts, Inc. Common Stock               281,587              0
   Retirement Preservation Trust Fund                               691,889        333,989
   Ready Assets Trust Fund                                        5,847,880      6,593,674
  Participants' Loans Receivable                                  4,317,674      1,865,068
  Accrued Interest Income                                                86          2,040
  Receivables-
   Contributions Receivable from Plan Sponsor                             0        282,557
   Contributions Receivable from Participants                       233,719        246,902
                                                                -----------    -----------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY                   $43,573,400    $34,491,678
                                                                ===========    ===========

                 The accompanying notes to financial statements
                   are an integral part of these statements.

                                                                Pacific
                                                                 Fund
                                                               ----------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
  beginning of year                                            $5,121,362
                                                               ----------
   Contributions-
     Participants                                                 683,215
     Plan Sponsor (net of forfeitures)                            216,501
     Participants Rollovers                                         7,841
                                                               ----------
           Total contributions                                    907,557
   Dividend income                                                584,857
   Interest income                                                 38,605
   Realized/unrealized appreciation (depreciation) of
     investments                                                 (837,969)
   Distributions to participants                                 (251,344)
   Loans issued to participants                                  (561,748)
   Loans principal repayments                                     169,203
   Transfers from (to) related plans                              (57,276)
   Interfund transfers (net)                                   (1,304,474)
   Administrative expenses                                              0
                                                               ----------
           Increase (decrease) in net assets                   (1,312,589)
                                                               ----------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of year     $3,808,773
                                                               ==========


                                             TRUMP TAJ MAHAL HOTEL & CASINO SAVINGS PLAN

                                  (formerly Trump Taj Mahal Casino Resort Retirement Savings Plan)

                               STATEMENT OF CHANGES IN NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY

                                                FOR THE YEAR ENDED DECEMBER 31, 1997
                                                                                                                   Trump
                                                                                                                Hotels and
                                                                             MFS         Davis                    Casino
  Federal                                           Global    Templeton    Emerging    New York    Delaware      Resorts,
Securities     Capital     Basic        Growth    Allocation   Foreign      Growth      Venture     Trend       Inc. Common
   Fund         Fund     Value Fund      Fund        Fund        Fund        Fund        Fund        Fund       Stock Fund
----------   ----------  ----------   ----------  ----------  ---------   ----------  ----------  ----------  -------------

$2,652,277   $7,007,725  $6,662,864  $2,333,103    $466,636         $0          $0           $0    $923,481           $0
----------   ----------  ----------  ----------    --------   --------    --------   ----------  ----------     --------

   348,940      899,406     920,178     716,813     155,994     88,852     103,243      212,741     217,430       32,975
   122,584      290,013     290,631     226,521      50,644     28,498      31,258       63,864      68,701       11,010
     2,700        5,395      26,304      62,560       4,930        523       8,647       13,753       2,217            0
----------   ----------  ----------  ----------    --------   --------    --------   ----------  ----------     --------

   474,224    1,194,814   1,237,113   1,005,894     211,568    117,873     143,148      290,358     288,348       43,985

   167,582      667,511     662,461     316,840      78,766     40,077       6,320       73,632     128,651            0
    19,014       55,949      50,441      27,750       3,329      3,749       4,843       10,899       9,725        2,487
    43,322      718,975   1,221,628     194,955     (25,578)   (36,360)     40,028      158,867      64,422      (71,831)
  (194,868)    (481,471)   (561,083)   (147,464)    (35,333)    (3,744)     (3,682)      (9,118)    (52,625)     (41,536)
  (249,808)    (800,306)   (701,620)   (366,138)    (39,428)   (20,508)    (26,272)     (85,327)   (137,698)     (11,872)
    89,571      238,339     225,070     138,408      17,164     17,289      19,562       49,111      45,042        9,231
   (57,903)     (83,768)    (55,318)    (31,037)     (4,786)        22         (14)        (256)     (9,204)           0
  (270,605)    (492,263)     51,002     642,859     (63,691)   285,926     530,116    1,285,480      25,745      351,123
         0            0           0           0           0          0           0            0           0            0
----------   ----------  ----------  ----------    --------   --------    --------   ----------  ----------     --------

    20,529    1,017,780   2,129,694   1,781,267     142,011    404,324     714,049    1,773,646     362,406      281,587
----------   ----------  ----------  ----------    --------   --------    --------   ----------  ----------     --------

$2,672,806   $8,025,505  $8,792,558  $4,114,370    $608,647   $404,324    $714,049   $1,773,646  $1,285,887     $281,587
==========   ==========  ==========  ==========    ========   ========    ========   ==========  ==========     ========



                   Ready
    Retirement    Assets     Participants'
   Preservation   Trust         Loans        Cash and
    Trust Fund     Fund       Receivable       Other       Total
   ------------  ---------   -------------   ---------   -----------

     $333,989   $6,593,674    $1,865,068      $531,499   $34,491,678
     --------   ----------    ----------      --------   -----------

      192,670      925,684             0       (17,339)    5,480,802
       70,502      253,222             0      (282,557)    1,441,392
        2,700       27,279             0             0       164,849
     --------   ----------    ----------      --------   -----------

      265,872    1,206,185             0      (299,896)    7,087,043

       32,045      308,554             0             0     3,067,296
        2,477       58,914             0             0       288,182
            0            0             0         2,202     1,472,661
      (46,273)    (440,044)     (129,295)            0    (2,397,880)
      (55,011)    (883,738)    3,939,474             0             0
       19,483      296,046    (1,333,519)            0             0
         (960)     (85,686)      (24,054)            0      (410,240)
      140,267   (1,180,685)            0             0             0
            0      (25,340)            0             0       (25,340)
     --------   ----------    ----------      --------   -----------

      357,900     (745,794)    2,452,606      (297,694)    9,081,722
     --------   ----------    ----------      --------   -----------

     $691,889   $5,847,880    $4,317,674      $233,805   $43,573,400
     ========   ==========    ==========      ========   ===========

The accompanying notes to financial statements are an integral part of this statement.

                   TRUMP TAJ MAHAL HOTEL & CASINO SAVINGS PLAN

        (formerly Trump Taj Mahal Casino Resort Retirement Savings Plan)

                          NOTES TO FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES:

      Basis of Accounting-

        The accompanying financial statements of the Trump Taj Mahal Hotel & Casino Savings Plan (formerly Trump Taj Mahal Casino Resort Retirement Savings Plan) (the "Plan") have been prepared on the accrual basis of accounting.

      Plan Expenses-

        Expenses related to the administration of the Plan have been paid by Trump Taj Mahal Hotel & Casino (the "Plan Sponsor"). These costs represent trustee fees and professional services and amounted to approximately $47,000 in 1997.

      Investments-

        The investments included in the statements of net assets applicable to participants' equity are stated at market value. Market value, which is equivalent to current value, is the unit valuation of the security at the plan year-end as determined by Merrill Lynch Trust Company, the trustee of the Plan (the "Trustee"). Accounting records are maintained on the accrual basis, investment transactions are recorded on the trade date basis and gains and losses are calculated based upon an aggregate participant cost that is maintained on an average unit cost basis.

      Use of Estimates-

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of net assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) PLAN DESCRIPTION:

      The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

        General-

          The Plan is a 401(k) Savings Plan, which was established by the Plan Sponsor and became effective on September 1, 1986. All full or part-time nonunion employees, become eligible for participation in the Plan on the enrollment date immediately following the completion of 6 months of service (effective January 1, 1998, 12 months of service) and the attainment of age 18.

          The Plan is administered by a committee appointed by the Plan Sponsor (the "Plan Administrator"). Merrill Lynch Trust Company was appointed as the Trustee of the Plan by the Plan Administrator.

        Contributions-

          Participants-

            Non-highly compensated participants, as defined, are eligible to voluntarily contribute to the Plan up to 15% of their annual compensation, as defined. Highly compensated employees, as defined, are eligible to voluntarily contribute to the Plan up to 6% of their annual compensation, as defined. Tax deferred contributions are subject to a limit by the Internal Revenue Code. The 1997 limit was $9,500 per participant. Contributions to the Plan are invested by the Trustee, as designated by the participant, in increments of 5%.

          Plan Sponsor-

            The Plan Sponsor contributes to the Plan 50% of each participant's contribution, not to exceed 2.5% of the participant's annual compensation, as defined (effective January 1, 1998, 3%).

          Participant Rollovers-

            The Plan permits eligible participants, as defined, to rollover cash or other property acceptable to the Plan Administrator from another qualified plan in addition to qualified voluntary participant contributions.

          Distributions to Participants-

            Each participant has a fully vested interest in the amount of his or her contribution together with the allocable Plan earnings. Contributions from the Plan Sponsor vest based on the vesting schedule described below. The full value of the participant's vested interest in his or her account in the Plan will be distributed upon termination of the participant's employment. The normal form of payment is by lump sum; however, if a participant's vested benefit from all contributions exceeds $3,500, a participant has the right to receive payment in equal periodic monthly, quarterly, semi-annual or annual installments over a period not to exceed ten years.

            A participant may also withdraw all or part of his or her account upon attainment of age 59-1/2 or financial hardship, as defined in the Plan.

            Upon termination of employment prior to eligibility for retirement, a participant is eligible to receive the vested balance in his or her account. There were no payments due to participants who have requested to withdraw their funds prior to December 31, 1997.

        Vesting-

          Voluntary contributions are fully vested at all times and are not subject to forfeiture.

          The Plan Sponsor's contributions vest based upon the participant's years of continuous service as follows-

          Years of Continuous Service               Percentage Vested
          ---------------------------               -----------------

             Less than two years                            0%
             Two years                                     25
             Three years                                   50
             Four years                                    75
             Five years or more                           100

        Forfeitures-

          The portion of a former participant's account which is not distributed because of the vesting provision will reduce the amount of the Plan Sponsor's future contributions. During 1997, $81,031 was used to reduce Plan Sponsor contributions. As of December 31, 1997 and 1996, $69 and $20,455 were available to reduce future Plan Sponsor contributions, respectively.

        Loans-

          The Plan permits participants to borrow from their accounts at terms established by the Plan Administrator. Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance for specific reasons, as defined by the Plan. Each loan is secured by the borrower's vested interest in the Plan and is subject to other requirements, as defined. Interest on loans is charged at a rate that is comparable to similar loans made by commercial lenders. Loans outstanding as of December 31, 1997 had interest rates ranging from 8.0% to 12.0%. Loan repayment terms range up to five years (fifteen years if the loan was used to purchase a primary residence). A small administrative fee is required to process all loans.

(3) INVESTMENTS:

    Participants can invest their funds in thirteen available investment vehicles as described below-

      Mutual Funds-

        Pacific Fund - An overseas fund investing in equities of corporations based in the Far East and Western Pacific. This fund provides a long-term objective of capital appreciation.

        Federal Securities Fund - A securities fund investing in United States Government agencies seeking a high current return.

        Capital Fund - Mutual Fund investing in equity securities of undervalued companies with the objective of seeking the highest total investment return consistent with prudent risk.

        Basic Value Fund - Mutual Fund investing in equity and debt securities of financially strong companies. This fund's objective is to seek capital appreciation.

        Growth Fund - Mutual fund investing in equity securities with the objective of capital appreciation.

        Global Allocation Fund - Mutual fund investing in United States and foreign equity, debt and money market securities with the objective of capital appreciation.

        Templeton Foreign Fund - Mutual fund investing in virtually any type of security in any country outside of the United States in developed or emerging markets. The fund's objective is long-term capital growth.

        MFS Emerging Growth Fund - Mutual fund investing in small and medium sized companies with growth rates expected to be well above the growth rate of the overall economy and rate of inflation.

        Davis New York Venture Fund - Mutual fund investing primarily in equity securities of United Sates and foreign companies with the objective of capital appreciation.

        Delaware Trend Fund - Mutual fund investing in securities of financially strong companies with the objective of achieving a moderate return with limited risk.

      Common Stock-

        Trump Hotel & Casino Resorts, Inc. ("THCR") Common Stock - This is the common stock of the holding company that owns Trump Plaza Hotel & Casino, Trump Taj Mahal Hotel & Casino, Trump Marina Hotel & Casino and Trump Indiana Inc.

      Retirement Presentation Trust Fund -

        Fund investing in money market funds that seek the highest current income consistent with liquidity and stability of principal, but investing in short-term money market instruments.

        Ready Assets Trust Fund - Fund investing in money market funds.

(4) TAX STATUS:

    The Plan obtained its latest determination letter on August 18, 1994, which covered all amendments through January 1, 1993, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

(5) PLAN TERMINATION:

    While the Plan Sponsor has not expressed any intent to terminate the Plan, the Plan Sponsor may do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of termination, each participant is entitled to the value of his or her separate account.

(6) RELATED PARTY
    TRANSACTIONS:

    Certain Plan investments are shares of mutual funds managed by Merrill
    Lynch Trust Company. Merrill Lynch Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

    Certain Plan investments include shares of THCR common stock and, therefore, these transactions qualify as party-in-interest.

    The Plan Sponsor has sister companies that also sponsor similar Savings Plans. Transactions between the Plan and plans sponsored by the sister companies are as follows-

    Transfers out of the Trump Taj Castle Hotel & Casino
      Savings, net                                                    ($207,611)
    Transfers out of the Trump Taj Mahal Hotel & Casino Savings, net   (410,240)
    Transfers out of Trump Plaza Hotel & Casino Savings Plan, net    (4,142,742)
    Transfers to the Trump Casino Services Savings Plan               4,760,593
                                                                      ---------
                   Net Related Plan Transfers                                $0
                                                                      =========

                                                                      SCHEDULE I

                   TRUMP TAJ MAHAL HOTEL & CASINO SAVINGS PLAN

   (formerly Trump Taj Mahal Casino Resort By The Bay Retirement Savings Plan)

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1997

              EMPLOYER IDENTIFICATION #22-3136368, PLAN NUMBER 001

      (b) Identity of
          issuer,          (c) Description of investment
(a)  borrower, lessor    including maturity date, rate of
            or             interest, collateral, par or                    (e) Market
       similar party              maturity value              (d) Cost       Value
---  ------------------  ----------------------------------  -----------   -----------
 *   Merrill Lynch       Pacific Fund, Overseas Equity
                           Securities, 224,441 units of
                           participation                     $4,622,358    $3,808,773

 *   Merrill Lynch       Federal Securities Fund, U. S.
                         Government  Agencies, 274,134
                         units of participation               2,633,988     2,672,806

 *   Merrill Lynch       Capital Fund, Equity Securities,
                           232,556 units of participation     6,943,708     8,025,505

 *   Merrill Lynch       Basic Value Fund, Equity and Debt
                           Securities, 237,124 units of
                           participation                      6,664,357     8,792,558

 *   Merrill Lynch       Growth Fund, Equity Securities,
                           143,608 units of participation     3,866,342     4,114,370

 *   Merrill Lynch       Global Allocation Fund, U. S. and
                           Foreign Equity and Debt
                           Securities, 43,044 units of
                           participation                        637,414       608,647

     Templeton Funds     Templeton Foreign Fund, Foreign
                           Equity and Debt Securities,
                           40,636 units of participation        440,821       404,324

     MFS Fund            MFS Emerging Growth Fund, Equity
                           Securities, 19,736 units of
                           participation                        682,295       714,049

     Davis Funds,        Davis New York Venture Fund,
       Inc.                Foreign Equity Securities,
                           79,429 units of participation      1,644,254     1,773,646

     Delaware Group      Delaware Trend Fund, Equity
                           Securities, 74,848 units of
                           participation                      1,217,000     1,285,887
                                                             ----------    ----------
           Total investment in Mutual Funds                  29,352,537    32,200,565
                                                             ----------    ----------



                                         -2-

                                                                      SCHEDULE I
                                                                     (continued)

      (b) Identity of
          issuer,          (c) Description of investment
(a)  borrower, lessor    including maturity date, rate of
            or             interest, collateral, par or                      (e) Market
       similar party              maturity value                (d) Cost       Value
---  ------------------  ----------------------------------    -----------  -----------
**   Trump Hotels &       Trump Hotels & Casino Resorts,
      Casino Resorts,       Inc., Common Stock, Equity
      Inc.                  Security, 42,103 units of
                            participation                        $390,892      $281,587
                                                              -----------   -----------
 *   Merrill Lynch        Retirement Preservation Trust
                            Fund, Money Market Funds,
                            691,889 units of participation        691,889       691,889

 *   Merrill Lynch        Ready Assets Trust Fund, Money
                            Market Funds, 5,847,880 units
                            of participation                    5,847,880     5,847,880

                                                              -----------   -----------
           Total investment in Money Market Funds               6,539,769     6,539,769
                                                              -----------   -----------

     Participants'        Interest rates ranging from 8.0%
       loans                to 12.0% and maturities
                            ranging from 1998 through
                            2112                                4,317,674     4,317,674
                                                              -----------   -----------
                                                              $40,600,872   $43,339,595
                                                              ===========   ===========

                                  * Denotes party-in-interest
                                 ** Denotes related party


                     The accompanying notes to financial statements
                         are an integral part of this schedule.

                                                                                                                         SCHEDULE II
                                             TRUMP TAJ MAHAL HOTEL & CASINO SAVINGS PLAN

                                  (formerly Trump Taj Mahal Casino Resort Retirement Savings Plan)

                                           ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                                              FOR THE YEAR ENDED DECEMBER 31, 1997 (A)

                                        EMPLOYER IDENTIFICATION #22-3136368, PLAN NUMBER 001


   (a) Identity of Party                                                 (c) Purchase
          Involved                       (b) Description of Asset            Price        (d) Selling Price   (g) Cost of Asset
----------------------------  ---------------------------------------  -----------------  -----------------  -------------------
Merrill Lynch                 Pacific Fund-
                                499 Purchases                            $2,515,911                 N/A         $2,515,911
                                677 Sales                                       N/A          $2,902,454          2,819,058

Davis Funds                   Davis New York Venture Fund-
                                341 Purchases                             2,040,614                 N/A          2,040,614
                                216 Sales                                       N/A             425,556            396,081

Merrill Lynch                 Capital Fund-
                                535 Purchases                             2,408,854                 N/A          2,408,854
                                704 Sales                                       N/A           1,914,177          1,686,006

Merrill Lynch                 Basic Value Fund-
                                581 Purchases                             3,163,507                 N/A          3,163,507
                                666 Sales                                       N/A           2,104,514          1,668,857

Merrill Lynch                 Growth Fund-
                                560 Purchases                             2,978,837                 N/A          2,978,837
                                567 Sales                                       N/A           1,319,363          1,179,402

Merrill Lynch                 Ready Assets Trust Fund-
                                788 Purchases                             3,769,132                 N/A          3,769,132
                                651 Sales                                       N/A           4,429,241          4,429,241

Merrill Lynch                 Loan Fund-
                                232 Purchases                             3,939,474                 N/A          3,939,474
                                125 Sales                                       N/A           1,462,814          1,462,814

                                                                        (h) Current Value of
   (a) Identity of Party                                                         Asset                (i) Net Gain
          Involved                       (b) Description of Asset         on Transaction Date            (Loss)
----------------------------  ---------------------------------------  --------------------------   ---------------
Merrill Lynch                 Pacific Fund-
                                499 Purchases                               $2,515,911                       N/A
                                677 Sales                                    2,902,454                   $83,396

Davis Funds                   Davis New York Venture Fund-
                                341 Purchases                                2,040,614                       N/A
                                216 Sales                                      425,556                    29,475

Merrill Lynch                 Capital Fund-
                                535 Purchases                                2,408,854                       N/A
                                704 Sales                                    1,914,177                   228,771

Merrill Lynch                 Basic Value Fund-
                                581 Purchases                                3,163,507                       N/A
                                666 Sales                                    2,104,514                   435,657

Merrill Lynch                 Growth Fund-
                                560 Purchases                                2,978,837                       N/A
                                567 Sales                                    1,319,363                   139,961

Merrill Lynch                 Ready Assets Trust Fund-
                                788 Purchases                                3,769,132                       N/A
                                651 Sales                                    4,429,241                        0

Merrill Lynch                 Loan Fund-
                                232 Purchases                                3,939,474                       N/A
                                125 Sales                                    1,462,814                        0

(A)  Reportable transactions are those purchases and sales of the same security which, individually or in the aggregate, exceed 5% of Plan assets at January 1, 1997.

                The accompanying notes to financial statements are an integral part of this schedule.